UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 9, 2022

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the

first quarter ended on March 31, 2022 (“1Q2022”)(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 82.4 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation place us as one of the main Midstreamers at Vaca Muerta.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP) and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of March 31, 2022

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, May 9, 2022

During the 1Q2022, total comprehensive income amounted to Ps. 8,198 million, or Ps. 10.89 per share (Ps. 54.45 per ADS), compared to total comprehensive income of Ps. 6,063 million, or Ps. 8.05 per share (Ps. 40.27 per ADS) in the first quarter ended on March 31, 2021 (“1Q2021”).

Operating profit for 1Q2022 amounted to Ps. 12,262 million, Ps. 1,073 million below the 1Q2021. This variation was mainly due to:

➢

Lower revenues from the Natural Gas Transportation segment amounting to Ps. 2,091 million due to the fact that the tariff adjustment of March 2022 was not sufficient to maintain revenues in constant currency.

➢

Operating costs and administrative and commercialization expenses, excluding depreciation, increased by Ps. 3,571 million compared to 1Q2021.

➢

Depreciation rose by Ps. 242 million.

➢

Partially offset by higher revenues from the Production and Commercialization of Natural Gas Liquids (Liquids) segment amounted to Ps. 4,681 million.

Financial results recorded a positive variation of Ps. 1,893 million.

The income tax expense showed a decrease of Ps. 1,295 million.

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

1Q2022 highlights and subsequent events

➢

On April 5, 2022, the General and Extraordinary Shareholders' Meeting of tgs (the "Meeting") was held, and among other matters, the following were approved:

- A Ps. 1,225 million increase in the Legal Reserve together with the constitution of a Reserve for Future Capital Expenditures, Acquisition of Treasury Shares and/or Dividends amounting to Ps. 72,885 million.

- To extend the term detailed in Article 67 of Law No. 26,831 and to maintain for an additional three-year term the 41,734,225 Class B treasury shares, which will be calculated as from November 11, 2022.

➢

Within the framework of the investment plan executed by tgs for the development of Vaca Muerta, on April 29, 2022, a Decree No. 822/22 was published in the Official Gazette of the Province of Neuquén, which approved the extension of the natural gas transportation concession granted by Decree No. 379/18 in relation to the Vaca Muerta gas pipeline, while ratifying the complementary agreement signed on March 22, 2022 between tgs and the Province of Neuquén. This agreement includes the construction and operation of a new natural gas pipeline that will have an extension of 32.1 kilometers, running from Los Toldos to El Trapial areas, and will transport up to 17 MMm3/d of natural gas. The work is expected to be completed by June 2023.

➢

On April 22, 2022, the Energy Secretariat issued Resolution No. 271/2022 extending until December 31, 2022 the transitory economic assistance of 20% on butane sold under the Plan Hogar.

Analysis of the results

Total revenues amounted to Ps. 28,596 million in 1Q2022, a Ps. 2,739 million decrease compared to Ps. 25,857 million in 1Q2021.

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 1Q2022 and 1Q2021 is shown in the table below:

Operating costs and administrative and selling expenses, excluding depreciation, increased by approximately Ps. 3,341 million in 1Q2022 compared to 1Q2021. This variation is mainly explained by higher: (i) natural gas processing costs (higher prices), (ii) labor costs, and (iii) export taxes. These effects were partially offset by lower third-party fees and services, PPE repair expenses and turnover tax.

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 1Q2022, financial results experienced a positive variation of Ps. 1,893 million compared to 1Q2021. This variation is mainly due to a lower loss generated by financial assets of Ps. 3,021 million and a lower negative exchange difference of Ps. 1,438 million (as a consequence of the lower liability position in foreign currency during 1Q2022). These effects were partially offset by the lower gain on monetary position results of Ps. 2,272 million and the negative result following the notes repurchase of Ps. 605 million.

Natural Gas Transportation

Operating profit before depreciation of the Natural Gas Transportation segment decreased by Ps. 1,673 million.

Natural gas transportation revenues accounted for approximately 22% and 32% of total revenues in 1Q2022 and 1Q2021, respectively.

Revenues from this segment derive mainly from firm natural gas transportation contracts, which represented approximately 83% and 79% of the total revenues of this segment in 1Q2022 and 1Q2021, respectively.

Natural Gas Transportation Operational information

90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
MM3/d
84%
82%
80%
78%
76%
74%
72%

	1Q2018	1Q2019	1Q2020	1Q2021	1Q2022
%revenues firm natural gas transportation contracts	80%	84%	77%	79%	83%
Average firm contracted capacity	81,264	82,400	82,400	82,434	82,457
Average daily Deliveries	60,926	61,855	62,049	58,816	62,106

This tariff segment, subject to ENARGAS regulation, received its last tariff increase of 60% as of March 1, 2022 after no increments were recorded in  the past three years.

The decrease in operating profit before depreciation was mainly due to lower revenues given the tariff adjustment which did not offset the negative variation associated with the inflation restatement effect under IAS 29.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 70% and 59% of total revenues in 1Q2022 and 1Q2021, respectively. During 1Q2022, production reached 292,626 tons (5,245 tons higher than 1Q2021).

Operating profit before depreciation in this business segment during 1Q2022 was Ps. 831 million above 1Q2021, reaching Ps. 9,854 million (compared to Ps. 9,023 million recorded in 1Q2021). This variation mainly stems from the increase in revenues of Ps. 4,681 million, which were partially offset by higher natural gas processing costs of Ps. 2,803 million (resulting from a higher U.S. dollar-denominated price), a higher export withholding tax charge of Ps. 570 million and the positive effect of the insurance recovery of Ps. 359 million recorded in 1Q2021.

Liquids revenues were Ps. 19,974 million in 1Q2022, up Ps. 4,681 million from 1Q2021. This was mainly due to the increase in international reference prices of Ps. 4,555 million, higher tons shipped of Ps. 2,360 million and the nominal variation of the exchange rate in U.S. dollar-denominated revenues of Ps. 1,743 million.

These effects were partially offset by higher negative impact of the IAS 29 restatement of Ps. 4,842 million.

Total volumes dispatched recorded an increase of 17%, or 45,827 tons, compared to 1Q2021, mainly due to higher quantities of propane exported, and ethane and butane sold in the local market. On the other hand, the tons of propane delivered to the local market decreased as a result of the drop in seasonal demand.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Other Services and Telecommunications

This business segment mainly includes services such as midstream and telecommunications, representing approximately 9% of our total revenues in 1Q2022 and 1Q2021.

Operating profit before depreciation increased by Ps. 12 million mainly as a result of a Ps. 149 million increase in revenues in 1Q2022, which was partially offset by the increase in the operating costs of Ps. 140 million.

The increase in revenues was mainly due to: (i) higher natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 537 million, (ii) the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 210 million, and (iii) higher natural gas compression services of Ps. 133 million. These effects were partially offset by the impact of IAS 29 restatement of Ps. 739 million.

Financial position analysis

Net debt

As of March 31, 2022, our net debt amounted to Ps. 4,895 million compared to Ps. 14,435 million as of December 31, 2021. Our total net financial debt is denominated in US dollars for both periods and is shown in Argentine pesos in the table below.

The table below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 1Q2022 and 1Q2021 was as follows:

As of March 31, 2022 and December 31, 2021, tgs´ fund allocations are as follows:

Below is a reconciliation of the free cash flows for the 1Q2022 and 1Q2021:

1Q2022 vs. 1Q2021

During 1Q2022, the cash flow generated by the operating activities amounted to Ps. 14,399 million, Ps. 434 million above 1Q2021, and is explained by the increase in working capital, which was partially offset by lower operating profit.

Cash flow used in investing activities amounted to Ps. 12,181 million in 1Q2022, compared to Ps. 17,753 in 1Q2021, mainly due to higher acquisition of financial assets not considered cash equivalents made during 1Q2021. In addition, payments for PPE acquisition increased by Ps. 1,263 million, which partially offset the positive variation mentioned before.

Finally, cash flow used for financing activities increased by Ps. 1,152 million. This was due to proceeds from loans (took by our subsidiary Telcosur S.A.) of Ps. 2,613 million, partially offset by the repurchase of notes for Ps. 1,461 million.

1Q2022 earnings videoconference

We invite you to participate in the videoconference to discuss this 1Q2022 announcement on Tuesday  May 10, 2022 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

In order for those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_X6OOsaYVTZOLm4M8kv0QEg

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos)				
1Q2022					
Revenues	6,173	19,974	2,324	125	28,596
Operating profit before depreciation	3,760	9,854	1,590	27	15,230
Depreciation	(2,216)	(185)	(568)	-	(2,968)
Operating profit	1,544	9,669	1,022	27	12,262
1Q2021					
Revenues	8,264	15,293	2,165	135	25,857
Operating profit before depreciation	5,433	9,023	1,560	45	16,062
Depreciation	(2,009)	(178)	(539)	-	(2,726)
Operating profit	3,424	8,845	1,021	45	13,335

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
1Q2022					
Revenues	5,747	19,028	2,208	116	27,099
Operating profit before depreciation	3,568	9,510	1,611	19	14,708
Depreciation	(355)	(37)	(148)	-	(540)
Operating profit	3,213	9,473	1,463	19	14,168
1Q2021					
Revenues	5,085	9,506	1,353	83	16,027
Operating profit before depreciation	3,414	5,427	981	25	9,847
Depreciation	(248)	(29)	(126)	-	(403)
Operating profit	3,166	5,398	855	25	9,444

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: May 9, 2022.

Transportadora de Gas del Sur S.A.

5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases